Sterling Bancorp, Inc. Initial public Offering NASDAQ:SST

Offering Disclosure This presentation has been prepared by Sterling Bancorp Inc. (“Sterling” or the “Company") solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of Sterling and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this presentation and other information provided by or on behalf of Sterling. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of Sterling by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of Sterling or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of Sterling after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable. Sterling cannot guarantee the accuracy of such information, however, and has not independently verified such information. From time to time, Sterling may make forward-looking statements that reflect the Company’s views with respect to, among other things, future events and financial performance. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Sterling’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Sterling’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those risks described under the heading “Risk Factors” in the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward-looking statements. Unless otherwise required by law, Sterling also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this presentation. This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of certain non-GAAP financial measures are provided in this presentation. Sterling has filed a registration statement (including a prospectus), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about Sterling and the offering. You may get these documents for free by visiting Edgar on the SEC web site at www.sec.gov. Alternatively, Sterling, Sandler O’Neill or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com. 2

Offering Summary Initial Public Offering – Key Terms Note: 1: Based on mid point of filing price range, excluding overallotment 3 • Issuer Sterling Bancorp, Inc. • Ticker Symbol / Exchange SBT / NASDAQ Capital Market • Aggregate Offering Amount $130 Million • Structure $100 Million Primary (77%) / $30 Million Secondary (23%) • Filing Range $12.00 – $14.00 per share • Shares Offered 10,000,000 ¹ • Pro Forma Shares Outstanding 52,963,308 • Overallotment Option 15% (100% Secondary) • Lock-Up 180 Days for directors, exec. officers, and all shareholders • Use of Proceeds To support current growth, future growth initiatives or selective acquisition activity. Sterling will not receive proceeds from sale of shares by selling shareholders • Sole Book-Running Manager Sandler O’Neill + Partners, L.P.

Experienced Leadership Team

Sterling Bancorp, Inc.

	Gary Judd *Chairman of the Board* *Chief Executive Officer*	Mr. Judd has over 40 years of experience in the banking industry and has led Sterling since August 2008. His prior experience includes service as a director, president and chief executive officer for WestStar Bank and its parent company, Vail Banks, Inc. as well as Vectra Bank and its parent company Vectra Banking Corporation. Prior to those positions, he served in numerous positions with Citibank. Mr. Judd's extensive expertise over many credit cycles has provided an experienced hand at the top throughout his tenure with the Company.
	Tom Lopp *President* *Chief Operating Officer* *Chief Financial Officer*	Joined the Company as a Divisional Controller in 1997. Appointed President in December 2016, has served as Chief Operating Officer since September 2009, as Chief Financial Officer since 2002, and led the expansion into Southern California in 2015. Mr. Lopp's deep understanding of the Company, his long experience with Sterling's financial reporting responsibilities and the risks inherent in the banking business, has helped to effectively manage the risks attendant to growth.
	Michael Montemayor *President of Retail & Commercial Banking* *Chief Lending Officer*	Joined as a Residential Lender in 1992. Mr. Montemayor worked his way through the Company as a Regional Branch Manager, Commercial Loan Officer, Construction Loan Officer, and then Managing Director of Commercial Lending followed by his appointment as Chief Lending Officer in 2006, and has led retail banking since 2013. His broad experience in all aspects of the lending business and his long-term service as Chief Lender has helped to provide continuity and consistency in to the business model and lending practices.

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Investment Highlights 5 Profitable & Efficient Business Model In-Branch Relationship Deposits and Loans Focused Suite of Residential & Commercial Products Pristine Credit Quality Desirable Branch Network in High-Growth Markets Experienced Leadership Team

Third Quarter Financial Snapshot

Sterling Bancorp, Inc.

Financial Highlights

Balance Sheet ($ Million)	
Total Assets	$2,636
Cash and Securities	$169
Net Loans	$2,366
Total Deposits	$2,099
Total Equity	$184
YTD Performance Ratios and Profitability	
Return on Average Assets	1.78%
Return on Average Tangible Common Equity	24.3%
Net Interest Margin	4.08%
Efficiency Ratio	34%
Net Income (Annualized, Million)	$41.9
Capital Ratios	
Tang. Common Equity / Tang. Assets	6.96%
Leverage Ratio	7.12%
Common Equity Tier 1 Risk-Based Capital Ratio	11.49%
Tier 1 Risk-Based Capital Ratio	11.49%
Total Risk-Based Capital Ratio	16.62%
Asset Quality	
Nonaccrual Loans (Million)	$0.7
Nonaccrual Loans / Total Loans	0.03%
Nonperforming Assets (Million)	$3.9
Nonperforming Assets / Total Assets	0.15%
ALLL / Nonperforming Loans	1,916%

Demonstrated Growth Engine

Total Assets ($ Million)



30% CAGR
$984
$1,242
$1,712
$2,164
$2,636
2013
2014
2015
2016
2017Q3

Net Income ($ Million)



33% CAGR
$14.5
$17.7
$22.5
$33.2
$41.9
2013
2014
2015
2016
2017 Q3 YTD annualized

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Strategic Overview • Relationship spread lender, not a mortgage bank • Niche client culture mix that typically make large down payments and carry large deposit balances • Branches in excellent, growth markets. Sterling primary markets grow 18% faster than the national average • Niche TIC lending product in distinct markets • Focus on customers who value service and relationships Business Model Unique • No teller lines / sit down banking branches • Focus on efficiency and credit quality with industry leading metrics • Strong, growing profitability. ROAA of 1.78% vs. peers of 0.97% ¹ • Low LTV products. 62% avg. in residential products Consistent Performance Credit • Deep customer knowledge, almost all of the borrowers maintain a deposit account • Net credit recoveries of 1bp vs. peer charge-offs of 11bps ¹ • Strong credit culture • Strong growth in quality markets. Sterling primary markets have avg. household incomes 57% higher than national average • Nonperforming loans are 4bps of total loans Note: 1: Represents metrics as of or for the period ended September 30, 2017 unless otherwise noted. Peers include all US exchange-traded banks and thrifts with total assets between $1Bn and $5Bn as of June 30, 2017 Source: SEC Filings, U.S. Census data 7

Company History Sterling Bancorp, Inc. Branch network to 26 full service 1980’s 1990’s 2000’s 2010’s branch in San 8 1994 Opened first Francisco 2017 Expanded into Seattle and New York City with an LPO and branch, respectively 2016 Crossed $2 billion in assets 2015 Opened first Southern California loan production office & sold first pool of portfolio loans 2014 Crossed $1 billion in assets 2013 - 2017 expanded from 16 branches 2004 - 2008 Expanded the San Francisco presence by opening 7 additional branches 2004 Divested 10 of 11 branches in Michigan to focus on core California strategy 1984 Founded as a federally chartered thrift institution in Southfield, Michigan

Key Markets Desirable Branch Network in High-Growth Markets LA / Orange County Markets • Alhambra (1) • Arcadia (1) • Irvine (1) • Rowland Heights (1) SF Bay Area Markets • San Francisco (13) • Burlingame (1) • Daly City (1) • San Mateo (1) • San Rafael (1) • Cupertino (1) • Fremont (1) • Oakland (1) 9 Seattle, WA (1 LPO) New York, NY (1 Branch) Southfield, MI (1 Operational Branch) San Francisco Bay Area (20 Branches) Los Angeles / Orange County (4 Branches)

Overview of Key Markets San Francisco • • • 2nd most populous area in CA, 11th in the U.S. 6% projected population growth vs. national average of 4% 2016 GDP of $471 billion Los Angeles • • Most populous area in CA, 2nd in the U.S. 2016 GDP of $1 trillion New York City • • Most populous area in the U.S. 2016 GDP of $1.7 trillion Seattle 4th most populous area on the West Coast 7% projected population growth vs. national average of 4% 2016 GDP of $330 billion • • • Detroit As measured against our key operating markets, the cost of doing business in Detroit (ranked #25 in the U.S.) compares favorably against New York (#2), San Francisco (#3), Seattle (#7), and Los Angeles (#8) ¹ • Note: 1: Based on KPMG Competitive Alternatives 2016 report of 76 U.S. cities Source: SEC Filings, U.S. Census data, KPMG Competitive Alternatives 2016 10 SF$88.7 LA NYC SEA DET USA $64.3 $70.5 $75.3 $56.4 $50.9 Median Household Income by MSA ($ 000s) Population by MSA (Million) SF 4.7 LA NYC 20.3 SEA DET USA Avg. 13.5 3.8 4.3 0.3

Credit Performance Sterling Bancorp Maintains Pristine Credit Quality 11 (0.12%)(0.12%)(0.14%) 20132014201520162017 Q3 YTD (0.03%) (0.01%) 1.13% 20132014201520162017 Q3 0.87% 0.69%0.74%0.72% Net Charge-Offs / Average Loans Allowance for Loan Losses / Total Loans 0.93% 0.42% 20132014201520162017 Q3 0.51% 0.17%0.15% 0.18% 20132014201520162017 Q3 0.11% 0.06% 0.02%0.03% Non-Performing Assets / Total Assets Nonaccrual Loans / Total Loans

Loan Portfolio Composition Sterling’s Portfolio is Comprised of Low LTV, Short Reset, Lower Balance Loans • • • • 62% Average LTV in residential products 39% reprice within 12 months Total delinquencies of 6bps Began bulk loan sales in 2015, approximately $600 million sold or committed as of October 2017 DBRS and Fitch rated as a servicer Sterling loans have also been used as collateral in securitizations • • Note: Financial data as of September 30, 2017 unless noted 12 Yield on Loans5.19% 5.02% 4.95% 5.02% 5.30% $2,387 2013 2014 2015 2016 2017 Q3 $2,002 $1,589 $1,149 $901 Loan Composition Over Time ($ Million) 1-4 Fa mi l y Res i denti al ($1.9Bn) Commerci al Real Es tate ($243mm)80% Cons tructi on ($183mm) Commerci al ($47mm) 2% 8% 10% Loan Composition as of September 30, 2017

Stable Deposit Funding Sterling Has A Sizable Core Deposit Base • Almost all of the borrowers maintain a deposit account • Average depositor maintains over a $14k account for borrowers with a residential lending relationship • Average deposits per branch of $81 million Note: Financial data as of September 30, 2017 unless noted 13 Cost of Deposits0.69% 0.56% 0.61% 0.80% 0.88% Interes t-Beari ng Depos i ts $2,099 Non-Interes t Beari ng Depos i ts $827 2013 2014 2015 2016 2017 Q3 $1,615 $1,230 $953 Deposit Composition Over Time ($ Million) Core Interes t Beari ng Depos i ts ($1.7Bn) Jumbo Depos i ts $250k+ ($289mm) Non-Interes t Beari ng ($71mm) 83% 3% 14% Deposit Composition as of September 30, 2017

Consistent NIM With Efficient Net Interest Margin and Efficiency Ratio Operations 66% Note: Peer Group Average consists of exchange-traded banks and thrifts with $1Bn - $5Bn in assets as of September 30, 2017 Source: SEC Filings, SNL Financial 14 68% 68% 2013 2014 2015 2016 2017 Q3 YTD Peer Group Average Sterlin g 49% 47% 65% 42% 62% 36% 34% Efficiency Ratio Net Interest Margin 4.43% 2013 2014 2015 20162017 Q3 YTD Peer Group Average Sterlin g 3.66% 4.33% 3.63% 4.21% 3.57% 4.08% 4.01% 3.53% 3.55%

Strong Core Returns Consistent Profitability and Growth Drive High Returns Note: Peer Group Average consists of exchange-traded banks and thrifts with $1Bn - $5Bn in assets as of September 30, 2017 Source: SEC Filings, SNL Financial 15 24.3% 22.3% 17.4% 15.0% 15.4% 10.4% 9.0% 2013 2014 2015 20162017 Q3 YTD Peer Group Average Sterlin g 9.7% 9.3% 9.5% ROATCE ROAA 1.78% 1.73% 1.58% 1.60% 1.59% 0.97% 2013 2014 2015 2016 2017 Q3 YTD Peer Group Average Sterlin g 0.85% 0.87% 0.87% 0.88%

Investment Highlights  Experienced Leadership Team • Executive management with an average tenure at Sterling of 18 years  Desirable Branch Network in High-Growth Markets • Branch network with a stronghold in the San Francisco Bay Area (Largest branch network of any independent bank in the city of San Francisco) Focused growth in Los Angeles and Orange County New branching footholds in New York City and Seattle • •  Pristine Credit Quality • • • Historical recoveries of 8bps versus peer charge-offs of 18bps ¹ Non-performing loans / loans of 4bps Non-performing assets / total assets of 15bps  Focused Suite of Residential & Commercial Products • • • Average LTV of 62% in residential products 29% CAGR since 2013 with a margin 53bps over peers Q3 YTD ¹ Began bulk loan sales in 2015 to highlight balance sheet liquidity  In-Branch Relationship Deposits and Loans • • Almost all borrowers maintain a deposit account Average residential lending relationship maintains a $14k deposit account  Profitable & Efficient Business Model • • History of strong performance delivering 1.78% ROAA and 24.3% ROATCE Q3 YTD Ranked #2 overall in SNL Financial’s “Top Performing Banks” of 2016, #1 in California Note: 1: Average of years 2013 through 2016 and 2017 year-to-date, peers include all US Exchange-Traded banks and thrifts with assets between $1Bn and $5Bn as of September 30, 2017 16

Appendix

Net Charge Offs Net Recoveries Versus Industry Peers Net Charge-Offs 0.40% erage Sterling Bancorp 0.30% 0.20% 0.10% 0.00% (0.10%) (0.20%) (0.30%) Note: 1: Peer Group Average includes all US exchange-traded banks and thrifts with total assets between $1Bn and $5Bn as of September 30, 2017 Source: SEC Filings, SNL Financial 18 2013 2014 2015 2016 2017 Q3 YTD Peer Group Average ¹ 0.32% 0.21% 0.11% 0.13% 0.11% Sterling Bancorp, Inc. (0.12%) (0.12%) (0.03%) (0.14%) (0.01%) Peer Group Av 0.18% (0.08%)

Financial Overview Key Line Items 19 $41.9 2014 2015 2016 2017 Q3 YTD Ann ualized $33.2 $22.5 $17.7 $2,099 2014 2015 2016 2017Q3 $1,615 $1,230 $953 Net Income ($ Million) Total Deposits ($ Million) $2,366 2014 2015 2016 2017Q3 $1,982 $1,576 $1,136 $2,636 2014 2015 2016 2017Q3 $2,164 $1,712 $1,242 Net Loans ($ Million) Total Assets ($ Million)

Financial Key Metrics Overview 1.73% 4.08% 4.01% 20 Efficiency Ratio 47% 2014 2015 2016 2017 Q3 YTD 42% 36% 34% Net Interest Margin 4.33% 4.21% 2014 2015 2016 2017 Q3 YTD 24.1% 2014 2015 2016 2017 Q3 YTD 22.1% 17.1% 15.0% 1.78% 2014 2015 2016 2017 Q3 YTD 1.60% 1.59% Return on Average Equity Return on Average Assets

Financial Overview Capital and Asset Quality Note: 1: Sterling Bancorp was not required to comply with regulatory and other capital ratios until the year 2014 Source: SEC Filings 21 NCOs / Avg. Loans 2014 2015 2016 2017 Q3 YTD (0.14%) (0.01%) (0.03%) (0.12%) NPAs / Assets 0.51% 2014201520162017Q3 0.42% 0.17%0.15% Tier 1 (Core) Capital to Risk-Weighted Assets ¹ 12.9% 2015 2016 2017Q3 12.2% 11.5% Tang. Common Equity / Tang. Assets 10.1% 7.4% 2014 2015 2016 2017Q3 7.9% 7.0%

Historical Financials

Balance Sheet and Income Statement

Income Statement ($ Million)

	YTD September 30,	Year Ended December 31,		
	2017	2016	2015	2014
Income Statement				
Total Interest Income	$88.0	$90.8	$66.0	$52.0
Total Interest Expense	17.6	15.8	8.1	5.9
Net Interest Income	70.4	75.0	57.8	46.1
Provision for Loan Losses	2.1	1.3	0.5	(1.4)
Total Noninterest Income	13.8	15.4	8.4	6.5
Total Noninterest Expense	28.8	32.6	27.9	24.5
Income Before Income Taxes	53.3	56.4	37.8	29.5
Income Tax Expense	21.8	23.2	15.3	11.8
Net Income	$31.4	$33.2	$22.5	$17.7
EPS (basic and diluted)	$0.69	$0.73	$0.49	$0.36
Wt. Avg. Shares O/S (mm)	45.3	45.3	46.1	48.8
Cash dividends per share	$0.14	$0.19	$0.15	—

Balance Sheet ($ Million)

	September 30,	December 31,		
	2017	2016	2015	2014
Balance Sheet				
Investment AFS	$109.9	$75.6	$46.7	$32.6
Loans, net	2,366.2	1,982.4	1,575.8	1,136.1
Other Assets	159.8	105.6	89.5	73.3
Total Assets	2,635.9	2,163.6	1,712.0	1,242.0
Nonint.-bearing Deposits	70.6	59.2	44.3	29.6
Interest-bearing Deposits	2,028.9	1,555.9	1,185.5	923.6
Total Depoists	2,099.5	1,615.1	1,229.8	953.2
FHLB Borrowings	234.3	308.2	326.4	148.1
Subordinated Notes	64.8	49.3	—	—
Other Liabilities	52.9	28.6	19.5	13.8
Total Liabilities	2,451.4	2,001.3	1,575.7	1,115.1
Total Shareholders' Equity	184.5	162.3	136.3	126.9
Total Liabilities & Equity	$2,635.9	$2,163.6	$1,712.0	$1,242.0

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Non-GAAP Reconciliation Tangible Common Equity and Tangible Assets 23 Tangible Common Equity / Tangible Assets 6.96% 7.44% 7.86% 10.05% Tangible Assets Reconciliation ($ Million) September 30, 2017 December 31, 2016 2015 2014 Total Assets$2,635.9$2,163.6$1,712.0$1,242.0 Less: Customer-Related Intangible1.01.41.82.3 Tangible Assets$2,634.9$2,162.3$1,710.2$1,239.7 Tangible Common Equity Reconciliation ($ Million) September 30, 2017 December 31, 2016 2015 2014 Shareholders' Equity$184.5$162.3$136.3$126.9 Less: Preferred Equity0.00.00.00.0 Less: Customer-Related Intangible1.01.41.82.3 Tangible Common Equity$183.5$160.9$134.5$124.6

Board of Directors Sterling Bancorp, Inc. Krause, LLP. In 1972, Mr. Allen founded Barry Allen & Associates, P.C. and developed it into a prestigious boutique CPA and tax firm, executive level commercial banking management experience. Mr. Fox was an advisor for PEM, a real estate holding company, a founder 2005 he has run the Seligman Group's management affiliate (Seligman Western Enterprises, Ltd.). Mr. Meltzer is a director of the California, the Beaumont Health System, and Wayne State University Medical School in Michigan. In addition to Sterling Bancorp and 24 Gary Judd *Chairman Mr. Judd has over 40 years of experience in the banking industry and has led Sterling since August 2008. His prior experience includes service as a director, president and chief executive officer for WestStar Bank and its parent company, Vail Banks, Inc. as well as Vectra Bank and its parent company Vectra Banking Corporation. Prior to those positions, he served in numerous positions with Citiba nk. Mr. Judd’s extensive expertise over many credit cycles has provided an experienced hand at the top throughout his tenure with the Company. Barry Allen Mr. Allen, CPA has served as a member of the board since 1998. He has been a member of the board of directors, chairman of the audit committee, member of the loan committee, and member of the asset and liability committee of Sterling Bank and Trust, F.S.B. since 1998. Mr. Allen was the Regional Managing Partner, Owner, Member of the Management Committee, and Director of Baker Tilly Virchow providing services to small and medium sized companies. In 1982, he partnered with another firm and formed Nemes Allen & Company, PLLC, where he was Managing Partner until 2003. He currently serves on the Board of the Riviera Dunes Marina Condominium Association as Treasurer, and on the Board of Legend Valve, Inc., a non-publicly traded company. Jon Fox Mr. Fox has served as a member of the Board since 1997. Mr. Fox has forty-two years of financial experience, including twenty years of of the Americans for International Aid and Adoption, and a Director for the Community Housing Network since 1976. Seth Meltzer Mr. Meltzer has served as a member of the Board since October 2000. Mr. Meltzer has worked for the Seligman Group, a family owned real estate and investment company, as its President since 2001. In 1998, Mr. Meltzer began work for Seligman & Associates, Inc. as its Vice President until his promotion to President. Mr. Meltzer led the Bank's initial development of online banking from 1998-2001. Since Seligman Family Office and President/CEO of the Seligman Group. He is a director of both the Company and the Seligman Group. He helped guide the Bank through the 2008 financial crisis and was instrumental in curing Sterling's troubled asset and OREO portfolio. He currently chairs the Bank's ALCO Committee. Sandra Seligman Ms. Seligman has served as a member of the Board since its inception. Ms. Seligman is a philanthropist, actively dedicating her professional time and expertise to the charitable communities of Greater Detroit, Miami, and New York City. Through the Seligman Family Foundation, Ms. Seligman contributes to the Mount Sinai Medical Center in Florida, the University of San Francisco Medical Center in Sterling Bank and Trust, F.S.B. Board of Directors, where she has been a member of the boards since 1984, Ms. Seligman currently sits on the Board of Directors of the Wolfsonian-Florida International University, the Museum of Contemporary Art of Detroit, the Detroit Institute of Arts, and the Jewish Women's Foundation of the Jewish Federation of Detroit.

Board of Directors Sterling Bancorp, Inc. (continued) Mid-America, Mr. Wineman worked at LaSalle Investment Management (JLL) as a Financial Analyst in the Private Equity Acquisitions 25 Peter Sinatra Mr. Sinatra has served as a member of the Board since 2004, as Chairman of the Compensation Committee since 2008, and as CEO of Quantum since 2010. Mr. Sinatra has been a Senior Managing Partner with The Seligman Group Family Office since 2004. He is a member of Seligman's Investment Committee, managing traditional and privately held investments in the community banking, commercial real estate, aerospace, film, and asset management industries since 2004. Prior to joining Seligman, Mr. Sinatra held leadership positions with Bank of America, N.A. in Divisional Sales Management from 1999 to 2004 and with Fidelity Investments in Product Management & Development from 1993 to 1999. Mr. Sinatra has served on numerous boards, including Sentient Flight Group from 2007 to 2009. He is a member of the CFA Institute, the Boston Security Analysts Society, the San Francisco Security Analysts Society, and the Investment Management Consultants Association (IMCA). Benjamin Wineman Mr. Wineman has served as a member of the Board since 2013. Mr. Wineman has extensive commercial real estate and financial experience. He is currently a Principal at Mid-America Real Estate Corporation, where he has worked since 2001. Mid-America is based in Chicago, Illinois, and is one of the companies within Mid-America Real Estate Group, a Midwestern full-service retail real estate organization. Mr. Wineman co-leads Mid-America's Retail Investment Sales Group, focusing specifically on the disposition of shopping centers and retail properties throughout the greater Midwest region for institutional, REIT, and private owners. Prior to employment with Group, where he was responsible for the valuation, due diligence, and closing of commercial real estate transactions on behalf of its institutional pension fund clients from 1998 to 2001. Within the International Council of Shopping Centers, he is a member of the Illinois State Committee and the Government Relations National Economic Policy Sub-Committee. Within the community, Mr. Wineman is a member of the Executive Committees of the Harold E. Eisenberg Foundation and the Ravinia Festival Associates Board, where he is the incoming Board President. Lyle Wolberg Mr. Wolberg joined the Board in August 2017. He is one of the founding partners of Telemus Capital Partners, a financial advisory firm he co-founded in 2005. Mr. Wolberg was a former Financial Advisor at Merrill Lynch from 1994 to 1997 and Senior Vice President-Investments at UBS Financial Services from 1999 to 2005. Mr. Wolberg has more than twenty-one years of industry experience across all facets of financial wealth planning and investment management. He is a certified financial planner. He also serves on the Executive Board of Temple Shir Shalom, is a trustee for the Children's Hospital of Michigan Foundation, and is Past President and Co-Founder of the Berkley Educational Foundation.

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